UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                         China Digital Media Corporation
                         -------------------------------
                                (Name of Issuer)

                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)

                                    169382108
                                    ---------
                                 (CUSIP Number)

                                  July 7, 2006
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169382108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Adam Benowitz

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      United States

NUMBER OF                 5.  SOLE VOTING POWER                               0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                     3,489,434
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                          0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER                3,489,434

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,489,434

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.9%

12.   Type of Reporting Person (See Instructions)

      IN

CUSIP No. 169382108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Capital Advisors, LLC (formerly known as Vision Opportunity Capital Management, LLC)

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Delaware

NUMBER OF                 5.  SOLE VOTING POWER                               0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                     3,489,434
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                          0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER                3,489,434

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,489,434

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.9%

12.   Type of Reporting Person (See Instructions)

      IA

CUSIP No. 169382108

1.    Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

      Vision Opportunity Master Fund, Ltd.

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)   [ ]
      (b)   [ ]

3.    SEC Use Only

4.    Citizenship or Place of Organization

      Cayman Islands

NUMBER OF                 5.  SOLE VOTING POWER                               0
SHARES
BENEFICIALLY              6.  SHARED VOTING POWER                     3,489,434
OWNED BY EACH
REPORTING                 7.  SOLE DISPOSITIVE POWER                          0
PERSON WITH:
                          8.  SHARED DISPOSITIVE POWER                3,489,434

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

      3,489,434

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.   Percent of Class Represented by Amount in Row (9)

      9.9%

12.   Type of Reporting Person (See Instructions)

      CO

                                EXPLANATORY NOTE

This Amendment No. 2 (this "Statement") amends and restates in its entirety the
Schedule 13G originally filed on July 17, 2006 by and on behalf of Vision Opportunity Master Fund, Ltd. (the "Original Schedule 13G"), as amended by Amendment No. 1 thereto previously filed on November 22, 2006 ("Amendment No. 1"), including to correct the following errors contained therein:

      o The Original Schedule 13G omitted the fact that the Reporting Persons also held a convertible debenture (the "Convertible Debenture") for $1,000,000, convertible into 1,250,000 shares of Common Stock. The Convertible Debenture is convertible into shares of Common Stock at any time at the option of the Fund. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing Convertible Debenture, the Fund may not acquire shares of Common Stock upon conversion of such Convertible Debenture to the extent that, upon conversion, the number of shares of Common Stock beneficially owned by the Fund and its affiliates would exceed 9.9% of the issued and outstanding shares of Common Stock of the Issuer.

      o The Original Schedule 13G also incorrectly reported the number of shares beneficially owned as of July 7, 2006 as 3,137,049. The correct number of shares beneficially owned should have been reported as 3,481,742. The percentage of beneficial ownership was correctly reported as 9.9%.

      o Amendment No. 1 incorrectly reported the number of shares beneficially owned as of November 17, 2006 as 3,143,979. The correct number of shares beneficially owned should have been reported as 3,489,434. The percentage of beneficial ownership was correctly reported as 9.9%.

The information in the cover pages hereto is given as of November 17, 2006 and remains accurate as of December 31, 2006.

Item 1.

(a)   The name of the issuer is China Digital Media Corporation (the "Issuer").

(b) The principal executive offices of the Issuer are located at 2505-06, 25/F, Stelux House, 698 Prince Edward Road E. Kowloon, Hong Kong.

Item 2.

(a) This statement (this "Statement") is being filed by (i) Vision Opportunity Master Fund, Ltd., a Cayman Islands company (the "Fund"), (ii) Vision Capital Advisors, LLC, a Delaware limited liability company (formerly known as Vision Opportunity Capital Management, LLC) (the "Investment Manager"), which serves as the investment manager of the Fund, and (iii) Adam Benowitz, the managing member of the Investment Manager and the Portfolio Manager for the Fund (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares reported in this Statement. Mr. Benowitz and the Investment Manager may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer disclaims beneficial ownership with respect to any shares other than those owned directly by such Filer.

(b)   The principal business office of the Fund is:

      c/o Citi Hedge Fund Services (Cayman) Limited
      P.O. Box 1748
      Cayman Corporate Centre
      27 Hospital Road, 5th Floor
      Grand Cayman KY1-1109
      Cayman Islands

      The principal business office of each of the Investment Manager and Mr. Benowitz is:

      20 West 55th Street, 5th Floor
      New York, New York 10019
      USA

(c)   For citizenship information see Item 4 of the cover page of each Filer.

(d) This Statement relates to the Common Stock, par value $0.001 per share, of the Issuer (the "Common Stock").

(e)   The CUSIP Number of the Common Stock is listed on the cover pages hereto.

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).
(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).
(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).
(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);
(g)   [ ]   A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);
(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);
(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Not applicable.

Item 4. Ownership.

See Items 5-9 and 11 on the cover page for each Filer, and Item 2, which information is given as of November 17, 2006 and remains accurate as of December 31, 2006 and is based on 31,757,365 shares of Common Stock outstanding as of November 13, 2006, as reported on the Issuer's Quarterly Report on Form 10-QSB filed on November 20, 2006.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(a)   Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By: /s/ Adam Benowitz
                             ----------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund

                                  EXHIBIT INDEX

Exhibit No.   Document

     1         Joint Filing Agreement

                                    Exhibit 1

                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, par value $0.001 per share, of China Digital Media Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: November 2, 2007

                         ADAM BENOWITZ
                         VISION CAPITAL ADVISORS, LLC
                         VISION OPPORTUNITY MASTER FUND, LTD.

                         By: /s/ Adam Benowitz
                             ----------------------------
                         Adam Benowitz, for himself, as Managing Member of the Investment Manager and as Portfolio Manager of the Fund

                                  Page 10 of 10